Exhibit 99.1

Douglas County District Attorney’s Office Selects NICE Justice to
Manage Growing Digital Evidence

Douglas County DA is the third District Attorney’s Office in Georgia to deploy NICE
Justice for digital transformation

Hoboken, N.J., October 2, 2023 – NICE (Nasdaq: NICE) today announced that the Douglas County (Georgia) District Attorney’s Office is deploying NICE Justice, one of the solutions in NICE’s Evidencentral platform, to streamline the criminal justice process through digital transformation. Through its ability to help staff manage growing digital evidence with ease, NICE Justice will support the Douglas County District Attorney’s Office in its mission to seek justice for victims of crime by enabling attorneys to focus their time on successful prosecutions, instead of wasting time on administrative tasks.

The NICE Justice cloud-based digital evidence management solution digitally transforms how district attorneys, investigators, paralegals and office staff receive, interact with, manage and share digital evidence, from beginning to end. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases.

Douglas County District Attorney Dalia Racine, said, “Modern technology is generating increasing amounts of digital evidence. It can be a game-changer in terms of understanding what happened at a crime scene, but digesting and processing this ever-growing mountain of digital evidence can be a colossal undertaking. Simply put, digital evidence has outpaced our human capabilities and manual processes used to manage it. With NICE Justice we can spend less time managing digital evidence and more time prosecuting cases. We’re excited to integrate NICE Justice into the vital work we’re doing.”

Chris Wooten, Executive Vice President, NICE, said, “Douglas County now joins many other agencies across the United States which are digitally transforming how they manage digital evidence using NICE Justice. In the fight for justice, digital evidence is a crucial tool in every prosecutor’s arsenal, but as digital evidence continues to grow, it can be difficult to manage. Our market-proven NICE Justice solution gives DA’s offices the capabilities they need to leverage digital evidence for successful prosecutions.”

As one of the largest legal employers in Douglas County, the District Attorney’s Office is managing an ever-increasing felony crime caseload. In 2022, the Office handled over two-thousand cases, some involving large volumes of digital evidence, including camera footage, cell phone and geo-location data, as well as body-worn video. Adding to the complexity, law enforcement agencies each have their own method of sharing digital evidence, which often arrives at the DA’s Office on CDs, DVDs and jump drives. NICE Justice will significantly streamline this intake process by providing a single portal through which all evidence is electronically received and submitted.

Discovery with defense attorneys is also challenging. Each year, Douglas County paralegals spend thousands of hours downloading and copying digital evidence onto physical media and external drives. As evidence is shared with defense, questions invariably arise as to whether materials were sent and received. In addition to supporting various criminal justice information standards, NICE Justice provides accountability and saves time by automating the entire discovery process. Paralegals simply email links to digital case files. The system automatically tracks when evidence is received and opened.

“Ultimately, our mission is to seek justice for victims of crime and to do so with excellence and integrity,” added District Attorney Racine. “In order to achieve our mission in a world where digital evidence is increasing, we must innovate. NICE Justice will help us be nimbler and quicker in processing case files, while eliminating the need for paper discovery and digital copies of evidence on CDs and DVDs. With NICE, we will be able to focus more on prosecution and less on administrative and clerical tasks.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About The Douglas County District Attorney’s Office
The mission of the Douglas County (Georgia) District Attorney’s Office is to seek justice for victims of crime and to do so with excellence and integrity. The Douglas County District Attorney’s Office practices in the Superior Court, prosecuting all felony cases. The Douglas County District Attorney’s Office has Assistant District Attorneys and support staff who perform the critical role of prosecuting criminals and professionally serving the Douglas County community. Douglas County consists of a unique blend of suburban and rural areas and is located in the north central portion of the US state of Georgia, about 25 miles from the city of Atlanta. More info at: www.douglasda.org

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.